UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

Specialized Disclosure Report

CNH INDUSTRIAL N.V.

(Exact name of registrant as specified in charter)

Netherlands	001-36085	98-1125413
State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

25 St James’s Street

London, SW1A 1HA

United Kingdom

(Address of principal executive offices)

Michael P. Going: Telephone: (630) 887-3766

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule	13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of CNH Industrial N.V.’s Conflict Minerals Report for the year ended December 31, 2019 is provided as Exhibit 1.01 hereto and is publicly available at

http://www.cnhindustrial.com/en-us/investor_relations/regulatory_filings/Pages/SEC_filings.aspx

Item 1.02 Exhibit

CNH Industrial N.V. has filed, as Exhibit 1.01 to this Specialized Disclosure Report on Form SD, a Conflict Minerals Report.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report for the year ended December 31, 2019 as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 29, 2020	CNH INDUSTRIAL N.V. (Registrant)

/s/ Michael P. Going
Michael P. Going
Corporate Secretary

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